Son Foods Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended **December 31, 2022 and 2023**

Son Foods Inc.
Balance Sheet

Balance Sheet	Dec 31, 2023	Dec 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$3,588.00	$0.00
Inventory	$183,000.00	$0.00
Total current assets	**$186,588.00**	**$0.00**
Property and equipment - net	$0.00	$43,516.00
Total assets	**$186,588.00**	**$124,624**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$58,698.00	$0.00
Accrued expenses	$0.00	$0.00
Deferred revenue and other liabilities	$0.00	$0.00
Total current liabilities	**$58,698.00**	**$0.00**
Convertible notes (if any)	$335,000.00	$335,000.00
Accrued interest	$35,174.66	$18,424.66
	0	0
Total liabilities	**$428,872.66**	**$353,424.66**
Stockholders' Equity:		
Total value of common stock issued	$0.00	$0.00
Total value of preferred stock issued	$0.00	$0.00
SAFE - future equity obligation	$0.00	$0.00
Additional paid-in capital	$0.00	$0.00
Total stockholders' equity:	**-$312,140.00**	**-$315,376.00**
Total liabilities and stockholders' equity:	**$116,732.66**	**$38,048.66**

Son Foods Inc.
Income Statement

Income Statement	Year Ended Dec, 2023	Year Ended Dec, 2022
Revenue - net	$272,850.00	$0.00
Cost of revenue	$209,296.00	$0.00
Gross profit/loss	**$63,554.00**	**$0.00**
Operating expenses	$60,176.00	$315,321.00
Operating profit/loss	**$3,378.00**	**-$315,321.00**
Other income/expense	-$142.00	$0.00
Net profit/loss	**$3,236.00**	**-$315,321.00**


Son Foods Inc.
Statement of Cash Flows


Statement of Cash Flows	Year Ended Dec, 2023	Year Ended Dec, 2022
Cash flows from operating activities	-$67,415.00	-$368,972.00
Cash flows from financing activities	$0.00	$165,000.00
Cash flows from investing activities	$43,516.00	$0.00
Cash at beginning of period	$27,457.00	$231,429.00
Net increase/decrease in cash	-$23,899.00	-$203,972.00
Cash at the end of period	$3,558.00	$27,457.00

Son Foods Inc.
Statement of Changes in Equity

Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	-$315,376.00	-$55.00
Net profit/loss	$3,236.00	-$315,321.00
Stock Issued	$0.00	$0.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	-$312,140.00	-$315,376.00

Son Foods Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
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1. ORGANIZATION AND PURPOSE

Son Foods Inc. (the "Company") is a corporation organized in July 2021, under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

5. CONVERTIBLE NOTE PAYABLE

On December 31, 2022, the Company issued a convertible note in the principal amount of $440,000, bearing interest at 8% per annum, maturing on December 31, 2024. The note is convertible into shares of stock at a valuation cap of $3,333,333.33, with a discount rate of 0%, at the option of the holder, upon the occurrence of a trigger event. The note is classified as a liability on the balance sheet. Upon conversion, the note would result in the issuance of shares, and could potentially dilute the equity holders' interest.